VIA EDGAR
September 25, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Inessa Kessman
Robert Littlepage
Re:    Match Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed January 30, 2024
File No. 001-34148
Dear Ms. Kessman and Mr. Littlepage:
This letter includes the supplemental response of Match Group, Inc. (the “Company,” “Match Group,” “our,” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filings of the Company referenced above, and telephone conversations held among the Staff, the Company and representatives of Davis Polk & Wardwell LLP and Ernst & Young LLP, as applicable.
Due to recent business changes (discussed further below) and our continual assessment of the application of ASC 280, we have reassessed the Company’s operating segments and reportable segments and are implementing the related changes described below as of the quarter ending September 30, 2024.
I.Business updates
The Company has considered the following business updates which occurred during the quarter ending September 30, 2024:
•In July 2024, Starboard Value, an activist investor, accumulated a 6.6% stake in Match Group and publicly stated in a letter dated July 15, 2024 “We believe Match has an opportunity to meaningfully improve its profitability. Despite significant revenue growth over the last five years – from approximately $2 billion of revenue in 2019 to an expected $3.6 billion this year – the Company’s adjusted operating margins have declined during this time.” and “…we believe these opportunities present a clear opportunity for Match to increase its adjusted operating margins to over 40%. Match should focus on achieving at least 40% margins – a target the Company has itself referenced – as soon as possible.”

•Starboard is the third activist investor to build a stake in Match Group in 2024, following Elliott Investment Management and Anson Funds Management, both of which are pushing for similar asks as Starboard Value. Additionally, in March 2024, after conversations with Elliott Investment Management, we added two directors to our Board of Directors.
•Business trends have changed in recent quarters, as evidenced by changes in Match Group’s share price, revenue growth, payers, and adjusted operating income margins, as discussed in the Company’s recent earnings releases.
Because of the developments described above, the Company and its Chief Operating Decision Maker (the “CODM”) have become further focused on profitability metrics at the Tinder, Hinge, Evergreen & Emerging Brands (“E&E”), and Match Group Asia (“MG Asia”) (each, a “Brand Group”) level in order to deliver increased shareholder value. An example of this is the Company’s decision to shut down its live streaming services, which was made in July 2024, based upon the limited profitability that these services provided to our consolidated operating margins. These shutdowns were publicly announced in the Company’s Q2 2024 earnings release and our CODM stated on our earnings call, “these businesses require significant further investment, and our financial profiles are below what we'd ultimately like our brands to achieve.”
Given these changes and our increased focus on profitability at the Brand Groups, we are updating the structure and content of the CODM’s reporting package which the CODM regularly reviews, to include profitability metrics for each new segment described below (note that this may require a more precise approach to shared cost allocations and discrete financial information prepared at each segment). This will allow the CODM to assess performance and make resource allocation decisions based on the profitability metrics provided at the Brand Group level. Additionally, we will begin disclosing disaggregated profitability metrics at the Brand Group level to investors as a result of the factors above in our third quarter Form 10-Q in response to this reassessment, in accordance with ASC 280.
II.Change in segment determinations
The Company believes that its historical assessment and conclusion were appropriate in accordance with ASC 280 and does not believe its decision to transition from one reportable segment to four reportable segments is an error, but rather due to a shift in focus based on recent business updates as discussed above.
As detailed in the Company’s prior responses to the Staff’s comments dated April 15, 2024, May 22, 2024, and July 24, 2024, the Company believes its historical conclusion of one reportable segment was justified under ASC 280. We have always considered our Company to be a portfolio of brands all with a single purpose – online dating or “connections” – and have operated it accordingly with a focus on maximizing consolidated revenue and profitability. Significant judgment is required to apply the accounting standards of ASC 280, and we believe our conclusion with respect to our segments and the judgments made in connection therewith were appropriate. However, the Company has determined that transitioning to four operating segments and four reportable segments on a prospective basis is appropriate under ASC 280 based on the recent business updates discussed above that have increased our focus on profitability at the Brand Groups.
As detailed further below, the four operating and reportable segments will consist of Tinder, Hinge, E&E, and MG Asia as of the quarter ending September 30, 2024.
For the avoidance of any doubt, the Company also evaluated whether a change in its reportable segments would have a material impact on its historical financial statements based on SAB Topic 1.M. The Company reiterates that it does not believe an error has occurred and performed this analysis based upon the aforementioned factors, including updates to the business. Segment determinations could impact the goodwill impairment assessment as goodwill is required to be assessed at the reporting unit level (i.e., at the operating segment or one level below). However, based on an analysis of the fair values and carrying values of each reporting unit as of October 1, 2023 (the Company’s previous annual impairment testing date), the Company concluded that a change in operating segments and reporting units would not have resulted in any goodwill impairment charges as each reporting unit would have had significant headroom.
As outlined in Appendix A, the Company believes that disaggregated revenue information at the Brand Group level and discussion regarding revenue trends and major drivers of operating expenses impacting profitability at the Brand Group level have historically provided the relevant and material financial information for a reasonable investor to make decisions.
The Company also considered any impact to management's previous evaluation and assessment of the effectiveness of internal control over financial reporting (“ICFR”) and its disclosure controls and procedures. The Company maintains that our internal controls over financial reporting and disclosure controls and procedures operated effectively for the year ended December 31, 2023 and that our internal controls continue to operate effectively as we reassess our operating segments and reportable segments as of the quarter ending September 30, 2024. Even if this change was considered to be the result of an error, such error would not have had a material impact to the financial statements, and therefore it would not have risen to the level of a material weakness. Refer to Appendix A for additional analysis.
III.Identification of operating segments
Based on the guidance in ASC 280-10-50, an operating segment is a component that has all of the following characteristics:
•Engages in business activities;
•Discrete financial information is available; and
•Operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance.
Each Brand Group (Tinder, Hinge, E&E, and MG Asia) engages in business activities and discrete financial information is available for each. Such financial information will now be provided and regularly reviewed by the CODM which will enable the CODM to assess performance and make resource allocation decisions based on profitability metrics at the Brand Group level. The leaders of each Brand Group report directly to the CODM, along with other functional leaders.
These, along with other, considerations led the Company to conclude that it has the following four operating segments:
•Tinder;
•Hinge;
•E&E; and
•MG Asia.
IV.Determination of reportable segments
Operating segments may be aggregated into a single reportable segment if certain criteria are met under ASC 280-10-50-11, however aggregation is not required. The Company has not elected to aggregate any operating segments into a reportable segment.
Therefore, the Company’s reportable segments are the same as its operating segments - Tinder, Hinge, E&E, and MG Asia.
V.Determination of reporting units
ASC 350 requires goodwill to be measured at the reporting unit level, which is defined as an operating segment or one level below an operating segment (i.e., a component of an operating segment). In accordance with ASC 350-20-55-7, two or more components of an operating segment are required to be aggregated into a single reporting unit if they have similar economic characteristics.
E&E and MG Asia are the only operating segments that include more than one component. To determine if those components represent reporting units, the Company considered the guidance in ASC 350 and ASC 280 and concluded that the components of E&E and MG Asia should be aggregated into single reporting units based on factors in the guidance such as (a) the manner in which the entities operate and nature of those operations, (b) the extent to which the components share assets and other resources, (c) the components supporting and benefiting from common research and development projects, (d) the type or class of customer, (e) the nature of services and methods used to provide those services, and (f) the nature of the regulatory environment.
As such, the reporting units are as follows:
•Tinder;
•Hinge;
•E&E; and
•MG Asia.

VI.Expected changes for Q3 2024
The Company is in the process of allocating goodwill to the reporting units based on their relative fair values as of September 30, 2024. However, we consider it highly unlikely that any goodwill impairment exists given the significant headroom that exists at each reporting unit based on our preliminary assessment and the overall market capitalization compared to the total carrying value of the reporting units, as well as the results of our analysis as of October 1, 2023 discussed above. We plan on having this analysis completed prior to the Form 10-Q filing for the period ending September 30, 2024.
The Company intends to add a segment footnote in the financial statements included in our Form 10-Q filing for the period ending September 30, 2024 with the required disclosures under ASC 280, and also intends to include segment discussion in MD&A, based on these updated conclusions. The disclosures will include disaggregated profitability information in addition to the disaggregated revenue information at the Brand Group level already provided. The Company will recast the prior comparative periods so that the segment information is presented on a consistent reporting basis.
The segment disclosures will include revenue and Adjusted Operating Income (Loss) (with a corresponding reconciliation to the closest U.S. GAAP measure, operating income (loss)) for each of the four reportable segments. Certain corporate costs are not allocated to the individual segments and will be presented separately.
The following items will not be disclosed by segment as they are not regularly reviewed by the CODM nor included in the measure of segment profitability:
•Intercompany revenue;
•Total assets;
•Interest income and interest expense; and
•Income tax expense or benefit.

Please do not hesitate to contact me if there are any comments or questions concerning the foregoing.
Sincerely,
/s/ Gary Swidler
Gary Swidler
President and Chief Financial Officer
cc:    Sean Edgett, Chief Legal Officer and Secretary
Match Group, Inc.
Richard D. Truesdell, Jr.
Pedro J. Bermeo
Davis Polk & Wardwell LLP

Appendix A - Materiality & ICFR Analysis
Materiality Analysis
The following excerpts from SAB Topic 1.M (presented in italics) were used as a basis for managements’ materiality analysis.
Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.
The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.
As discussed in Section II above, “Change in segment determinations,” based on an analysis of the fair values and carrying values of each reporting unit as of October 1, 2023 (the Company’s previous annual impairment testing date), the Company concluded that a change in operating segments and reporting units would not have resulted in any goodwill impairment charges as each reporting unit has significant headroom.
In addition to a quantitative analysis, SAB Topic 1.M also includes qualitative factors to consider when assessing materiality, which are outlined below along with management’s considerations.
•Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
This change in segment determinations will not have any quantitative impact on reported financial results. The segment analysis does not involve precise measurements or estimates as the guidance in ASC 280 is based on management’s view of the business and requires significant judgment.
•Whether the misstatement masks a change in earnings or other trends.
Revenue from each of the Brand Groups is primarily derived directly from users in the form of recurring subscriptions. Disaggregated revenue information at the Brand Group level has historically been disclosed in our MD&A, including drivers of major year-over-year changes. For example, the following discussion was included under the revenue amounts by Brand Group in the Form 10-K for the 2023 fiscal year (the “2023 Form 10-K”):
•“Tinder Direct Revenue grew 7% in 2023 versus 2022, driven by growth in RPP due to pricing optimizations in the U.S. market and new weekly subscription offerings, partially offset by a decrease in Payers partially attributed to the pricing optimizations.”
•“Hinge Direct Revenue grew 40% in 2023 versus 2022, driven by 27% growth in Payers and 10% growth in RPP. The Payer growth at Hinge was across geographies, but in particular in the Americas and Europe, which was a focus of international expansion in 2023 for Hinge. RPP increased as a result of pricing optimizations in the U.S.”
•“MG Asia Direct Revenue declined 6% in 2023 versus 2022, driven by declines at Hakuna and Pairs, partially offset by growth at Azar.”
•“E&E Direct Revenue declined 5% in 2023 versus 2022, as we continued to moderate marketing spend at our Evergreen brands. The decline at our Evergreen brands was partially offset by growth at our Emerging brands.”
Given the similarities in the nature and operations of each Brand Group, the fact that the cost structures of the Brand Groups are very similar, and the fact that many operating costs and expenses are correlated to changes in revenue, the Company believes that its historical disclosures were sufficient to provide the relevant and material financial information for a reasonable investor to make decisions. For example, as disclosed in the Company’s 2023 Form 10-K MD&A, operating costs and expenses that impact profitability primarily consist of:
•In-app purchase fees and credit card processing fees, which are highly correlated to revenue at each Brand Group (which we have historically disclosed at the Brand Group level).
•Compensation expense, the proportion of which for each Brand Group is generally predictable based on revenue at each Brand Group (which, as noted above, we have historically disclosed at the Brand Group level).
▪Additionally, we have historically disclosed drivers of major year-over-year changes in our MD&A at the Brand Group level, for example in the 2023 Form 10-K MD&A:
•“Product development expense increased primarily due to an increase in compensation expense of $52.0 million, including stock-based compensation, due to increased headcount at both Hinge and Tinder.”
•Advertising expenditures for which we have historically disclosed drivers of major year-over-year changes in our MD&A at the Brand Group level, for example in the 2023 Form 10-K MD&A:
▪“Selling and marketing expense increased primarily due to higher marketing spend at Tinder, Hinge, and certain Emerging brands, partially offset by lower marketing spend at a number of our other brands.”
▪“As the availability of services catering to human connections has increased, we have begun to supplement Tinder’s viral growth with brand marketing to build out Tinder’s brand narrative and grow the size of its user base, which has resulted in an increase in selling and marketing expense at Tinder.”
▪“Revenues from the Evergreen brands have declined in recent years, while Emerging brands are in the early stages of growth and in many cases are relying on marketing to increase the size of their user base.”

In addition to the above, we have also historically disclosed factors that drove major year-over-year changes in profitability at the Brand Group level, for example in the 2023 Form 10-K MD&A:
•“Operating income and Adjusted Operating Income were positively affected by the increase in revenue and decreases in general and administrative expenses primarily related to decreases in legal and other professional fees. Those positive effects were partially offset by increases in selling and marketing spend at Tinder and Hinge and increases in product development expense primarily due to an increase in compensation expense.”
This information and discussion is also included in historical earnings releases and during the Company’s quarterly earnings calls.
The Company believes that the disaggregated revenue information at the Brand Group level and discussion regarding revenue trends and major drivers of operating expenses impacting profitability at the Brand Group level, as discussed above in detail, provided the relevant and material financial information for a reasonable investor to make decisions such that omission of profitability metrics at the Brand Group level would not be considered material by a reasonable investor.
•Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
As there is no financial impact from this change in segments, there is no misstatement and the change would not impact whether or not the Company met analysts’ consensus expectations. The Company historically has only provided guidance on future profitability at the consolidated level and disaggregated revenue information was already provided, as discussed in the bullets above.
•Whether the misstatement changes a loss into income or vice versa.
As there is no financial impact from this change in segments, there is no misstatement and no change to the Company’s consolidated results. Further, each of the four Brand Groups is profitable on the basis of Adjusted Operating Income, our primary measure of profitability.
•Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
Prior to the recent business updates discussed above, including recent activist investor outreach and changes in business trends, the Company believes that investors and analysts primarily focused on the Company’s consolidated results with respect to revenue and profitability. Please see discussion under “Whether the misstatement masks a change in earnings or other trends” above regarding the Company’s assessment as to why historical disclosures were considered to provide the relevant and material financial information for a reasonable investor to make decisions. Furthermore, the Company has reviewed its goodwill impairment analysis and concluded that a change in reportable segments and reporting units would not result in any impairment charges in prior periods.
•Whether the misstatement affects the registrant’s compliance with regulatory requirements.
This change in reportable segments does not impact the Company’s compliance with any regulatory requirements.
•Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
This change in reportable segments does not impact the Company’s compliance with any loan covenants or other contractual requirements.
•Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
This change in reportable segments has no impact on management’s compensation as there is no impact on operating results at either the consolidated or Brand Group level.
•Whether the misstatement involves concealment of an unlawful transaction.
This change in reportable segments and reporting units does not conceal an unlawful transaction.
Based on the analysis above, if an error had occurred with respect to the Company’s historical application of ASC 280, it would not have been material, and, accordingly, the Company also believes that there is no material misstatement in its historical financial statements.
ICFR Analysis
The Company also conducted an analysis to assess the impact of any omitted disclosures on the Company's historical assessment of internal control over financial reporting (“ICFR”) using the criteria for effective internal control over financial reporting described in ‘‘Internal Control—Integrated Framework’’ issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. The Company maintains that our internal controls over financial reporting and disclosure controls and procedures operated effectively as of December 31, 2023 based on our view that our judgments and conclusions were in accordance with ASC 280.
Even if this change was considered to be the result of an error, such error would not have had a material impact to our financial statements given the considerations discussed above, and therefore it would not have risen to the level of a material weakness. For the avoidance of doubt, if a deficiency existed in internal control over financial reporting, it would not have been considered material nor risen to the level of a material weakness.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis. We have determined that a material weakness would not have existed based primarily on the following considerations:
•There would not be any goodwill impairment charges in prior periods based on a change to the reportable segment and reporting unit conclusions.
•The Company believes that its historical disclosures of disaggregated revenue align with the required disclosures in ASC 280 for reportable segments and provides sufficient information for a reasonable investor to make investment decisions.
The Company also assessed the impact of any omitted disclosures on the Company's historical assessment of disclosure controls and procedures. Rules 13a-15 and 15d-15 under the Exchange Act of 1934, as amended, require that issuers maintain disclosure controls and procedures to ensure that material information (both financial and non-financial) that is required to be disclosed in its filings is communicated to management in a timely manner. In this circumstance, the nature of the potential error relates to the application of a complex accounting standard involving significant judgments and is not related to a deficiency or failure of disclosure controls. As stated above, the Company believes that profitability information at a lower level would likely not impact an investors’ decision-making process on the Company as a whole and that its historical disclosures on a consolidated basis and disaggregated revenue is sufficient to enable investors and analysts to assess trends within the business and make their investment decisions accordingly. The Company maintains that its disclosure controls and procedures operated effectively.